Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED (“CARLISLE”) ANNOUNCES

THE ACQUISITION OF OHSEA HOLDINGS LIMITED (“OHSEA”)

Belize City, Belize, April 30, 2004 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) announces that it has acquired the entire issued share capital of Ohsea. Carlisle has issued 788,220 new shares in Carlisle to the shareholders of Ohsea, conditional on admission of the new shares to AIM. At the close of business on April 29, 2004, Carlisle’s closing mid-market share price on NASDAQ was $7.00 (AIM 380p) valuing the consideration for Ohsea’s share capital at $5.5 million (£3.0 million).

The new Carlisle shares issued to the shareholders of Ohsea represent approximately 1.3 per cent of the enlarged issued share capital of Carlisle.

Information on Ohsea

Ohsea is a holding company whose only asset is its wholly owned subsidiary, Professional Staff Limited (“Professional Staff”), which was acquired by Ohsea on July 4, 2003. Professional Staff is a specialized staffing services company based mainly in the United Kingdom and the United States, providing temporary and permanent placement services to the communications technology, science and interim management sectors.

Ohsea has not yet published audited accounts. For the year ended March 31, 2003 Professional Staff’s audited accounts show a pre-tax loss of £3.1 million (2002: £3.6 million loss) before exceptional goodwill impairment charges of £22.2 million (2002: £8.1 million) on a turnover of £89.4 million (2002: £116.1 million). The directors estimate that on completion the net assets of Ohsea will be approximately £2.0 million. These accounts were prepared in accordance with generally accepted accounting principles in the United Kingdom.

Through this acquisition Carlisle will broaden the sectors it covers within the UK and establish important platforms for growth within the Telecommunications and Scientific markets.

Related party

Ohsea is controlled by Lord Ashcroft KCMG through CS Services Limited, which owns 65.9 per cent of Ohsea. Lord Ashcroft also controls 70.6 per cent of Carlisle.

The independent non-executive directors of Carlisle (excluding Lord Ashcroft and Cheryl Jones) consider, having consulted WestLB AG, its nominated adviser, the terms of the acquisition fair and reasonable insofar as Carlisle’s shareholders are concerned.

Background Information on Carlisle

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
770-308-5566	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

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